SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

September 9, 2011

By Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Mr. Ronald E. Alper
Ms. Brigitte Lippman

Re:	West Corporation
Amendment No. 7 to Registration Statement on Form S-1 (File NO. 333-162292)

Dear Ms. Lippman:

On behalf of West Corporation, a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system under the Securities Act of 1933, as amended (the “Act”), is Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-1, under the Act (as amended, the “Registration Statement”), for the registration of shares of Common Stock, par value $0.001, of the Company. Amendment No. 7 primarily includes revisions intended to respond the comment letter, dated September 1, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 6 to the Registration Statement. For your convenience, four (4) courtesy copies of this letter and Amendment No. 7, which have been marked to show the changes from Amendment No. 6 to the Registration Statement filed on August 18, 2011, are also being delivered to Mr. Ronald E. Alper.

For the convenience of the Staff’s review, the Company has set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to Amendment No. 6; page numbers and other similar references used in the Company’s responses refer to Amendment No. 7 unless otherwise noted.

Summary Consolidated Financial Data, page 13

1. We note that your reconciliation of adjusted EBITDA to net income on page 15 reflects interest expense of $137.8 million for the six months ended June 30, 2011. Please reconcile this interest expense

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September 9, 2011

amount to the $136.4 million seen on page 13. In this regard, we note that the gross interest expense presented on your income statement on page F-3 is also $136.4 million. Please also apply this comment to your Selected Consolidated Financial Data beginning on page 36.

Response: The Company has modified the adjustment description referred to by the Staff to indicate that it includes other financing expenses in addition to interest expense. For the Staff’s information, in addition to interest expense and in accordance with the Company’s senior credit facilities, the adjustment reflects $1.48 million of charges related to the Company’s accounts receivable financing facility in the six months ended June 30, 2011, recorded in Selling General and Administrative expense in the Company’s Statement of Operations.

Selected Consolidated Financial Data, page 36

2. Your balance sheet data table on page 37 presents total debt as of June 30, 2011 of $3,495,122; however, based on your balance sheet on page F-4 and footnote 5 on page F-16, it appears that this amount should be $3,591,865. Please revise or advise.

Response: The Company has revised the disclosure on page 37 to reflect a total debt as of June 30, 2011 of $3,591,865.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Financial Operations Overview, page 39

Key Drivers Affecting Our Results of Operations, page 40

Valuation for Stock-Based Compensation, page 41

3. Please refer to comment five in our letter dated May 13, 2011 and your response dated May 20, 2011. Either confirm to us that an independent third party appraisal of the fair value of your class A common stock was performed on October 31, 2010, or, as indicated in your response, please correct your filing to indicate that the appraisal was performed on October 31, 2009 and delivered to you in December 2009. If the most recent appraisal was performed as of October 31, 2009 and was used to value the options granted on February 1, 2011, please explain why you believe there were no significant intervening events between the date of the appraisals and the grant date for the awards in light of the

Securities and Exchange Commission

September 9, 2011

significant number of acquisitions during the intervening period as well as any changes in your operations.

Response: The Company confirms that an independent third party appraisal of the fair value of the Company’s Class A Common Stock was performed on October 31, 2010 and delivered to the Company in December 2010. This appraisal was used to value the stock options to purchase 160,000 shares of the Company’s Class A Common Stock granted on February 1, 2011. The Company’s reference in its prior response letter dated May 20, 2011 related to the independent third party appraisal issued in the prior year for grants made during 2010.

Results of Operations, page 44

Six Months Ended June 30, 2011 and 2010, page 44

Selling, General and Administrative Expenses by Business Segment, page 46

4. We note that there was an improvement in your SG&A expense margin in both your Unified Communications and Communication Services segments. Please expand your disclosure to discuss the reasons why margins improved for each segment.

Response: The Company has revised the disclosure on page 46 in response to the Staff’s comment.

Financial Statements, page F-1

Unaudited Financial Statements for the Three and Six Months Ended June 30, 2011 and June 30, 2010, page F-2

Condensed Consolidated Statements of Operations, page F-3

5. Please present diluted earnings per share for your class A shares on the face of your income statement. Since your basic and diluted earnings per share for your class A shares are the same amount, you may present this in one line item on the income statement. Refer ASC 260-10-45-2 and 45-7. Similarly, please disclose the number of diluted class A shares outstanding.

Response: The Company has revised Page F-3 of the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2011 and June 30, 2010 to present both basic and diluted earnings (loss) per share for our Class A shares as well as the number of Class A shares outstanding. From a materiality perspective and as the amounts had previously been disclosed in

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September 9, 2011

footnote 9 to the Condensed Consolidated Financial Statements for the three and six months ended June 30, 2011 and June 30, 2010, the Company does not believe this omission was material. Basic and diluted earnings per share and weighted average shares are the same for Class A, however the Company agrees that the disclosure is required by ASC 260-10-45-2 and ASC 260-10-45-7 and therefore has disclosed the change made to the face of the Condensed Consolidated Statements of Operations in footnote 9.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan